(Opus Letterhead)

January 13, 2006

VIA EDGAR

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

RE:	Opus Investment Trust (“Registrant”)

Post-Effective Amendment No. 1 to Form N-1A (File No. 811-21214)

Dear Sirs:

On November 22, 2005, the above-referenced Registrant filed Post-Effective Amendment No. 1 to its registration statement on Form N-1A. On December 28, 2005, Registrant received comments from the Staff (“Staff Comments”) on the filing via a telephone call from Ms. Mary Cole. In connection with the Staff Comments, Registrant hereby acknowledges the following:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff Comments or changes to disclosure in response to Staff Comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Registrant fund may not assert Staff Comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact the undersigned at (508) 855-4194.

Sincerely,

/s/ SHEILA B. ST. HILAIRE
Sheila B. St. Hilaire
Secretary and Counsel